

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 27, 2010

Mr. Brent L. Korb
Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

      RE: Quanex Building Products Corporation
               Form 10-K for the fiscal year ended October 31, 2009
               Filed December 18, 2009
               File # 1-33913

Dear Mr. Korb:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pam Long, Assistant Director, at (202) 551-3765 with any other questions.

                        Sincerely,

                        John Hartz
                        Senior Assistant Chief Accountant